UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of September 2003



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
 -------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
 -------------------------------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |_| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

     Attached hereto as Exhibit 1 to this current reporting is the registrant's Condensed Interim Statement of Operations and Condensed Interim Statement of Cash Flows for the three months and nine months ended September 30, 2003 and the registrant's Condensed Balance Sheet as of September 30, 2003.




Exhibit No.           Exhibit
-----------           -------

    1 Condensed Interim Statement of Operations and Condensed Interim Statement of Cash Flows, and Condensed Balance Sheet

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               BARAK I.T.C. LTD.

                                               By: /s/ Larry Akerman
                                               ----------------------
                                               Larry Akerman
                                               CFO

Date:  December 7, 2003

BARAK I.T.C 013 - INTERIM FINANCIAL STATEMENT

                    CONDENSED INTERIM STATEMENT OF OPERATIONS




                                                FOR THE THREE    FOR THE THREE    FOR THE THREE                  FOR THE THREE
                                                MONTHS ENDED     MONTHS ENDED     MONTHS ENDED                    MONTH ENDED
                                                SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,                     JUNE 30,
                                                     2002            2003             2003         CHANGE             2003

                                                 (UNAUDITED)      (UNAUDITED)       (UNAUDITED)                   (UNAUDITED)

                                                                                   Convenience
                                                in millions of   in millions of    translation                   in millions of
                                                adjusted NIS     adjusted NIS      into $ millions    %          adjusted NIS

REVENUES                                            181.9            228.8            51.5           26%              162.3

EXPENSES                                            147.8            199.6            44.9          (35%)             133.3

OPERATING PROFIT                                     34.1             29.2             6.6          (14%)              29.0

FINANCIAL INCOMES (EXPENSES) , NET                  (25.8)           (43.7)           (9.8)          69%               16.8

SHARE IN LOSSES OF ASSOCIATED COMPANIES              (0.2)             -               -             N/A

NET PROFIT  (LOSS) FOR THE PERIOD                     8.0            (14.5)           (3.3)          N/A               45.8

EBITDA                                               46.2             41.8             9.4           (9%)              43.9







                                                     FOR THE NINE          FOR THE NINE       FOR THE NINE
                                                     MONTHS ENDED          MONTHS ENDED       MONTHS ENDED
                                                     SEPTEMBER 30,         SEPTEMBER 30,      SEPTEMBER 30,
                                                         2002                 2003                2003            CHANGE

                                                     (UNAUDITED)          (UNAUDITED)         (UNAUDITED)

                                                                                               Convenience
                                                     in millions of       in millions of       translation
                                                     adjusted NIS         adjusted NIS        into $ millions        %

REVENUES                                                529.0                553.1               124.5               5%

EXPENSES                                                426.8                470.4               105.9             (10%)

OPERATING PROFIT                                        102.2                 82.7                18.6             (19%)

FINANCIAL EXPENSES, NET                                  61.0                 32.3                 7.3             (47%)

SHARE IN LOSSES OF ASSOCIATED COMPANIES                  (0.2)                 -                   -               N/A

NET PROFIT  FOR THE PERIOD                               41.0                 50.4                11.4              23%

EBITDA                                                  138.2                122.2                27.5             (12%)


                  CONDENSED INTERIM STATEMENT OF BALANCE SHEET



                                   DECEMBER           SEPTEMBER           SEPTEMBER
                                   31,2002             30,2003            30,2003

                                  (AUDITED)          (UNAUDITED)        (UNAUDITED)

                                                                        Convenience
                                in millions of     in millions of       translation
                                adjusted NIS       adjusted NIS       into $ millions

CASH                                 11.3               65.3               14.7
OTHER CURRENT ASSETS                110.9              184.2               41.5
OTHER ASSETS, NET                   280.6              287.0               64.6
                                    -----              -----               ----
TOTAL ASSETS                        402.7              536.5              120.8

CURRENT LIABILITIES                 244.5              346.9               78.1
LONG TERM LIABILITIES               690.0              670.9              151.1
SHAREHOLDERS' EQUITY               (531.8)            (481.3)            (108.4)
                                   ------             ------             ------
                                    402.7              536.5              120.8


                    CONDENSED INTERIM STATEMENT OF CASH FLOWS






                                                 FOR THE NINE         FOR THE NINE         FOR THE NINE
                                                 MONTHS ENDED         MONTHS ENDED         MONTHS ENDED
                                                 SEPTEMBER 30,        SEPTEMBER 30,        SEPTEMBER 30,
                                                      2002                2003                2003

                                                  (UNAUDITED)         (UNAUDITED)          (UNAUDITED)

                                                                                           Convenience
                                                 in millions of       ain millions of      translation
                                                 djusted NIS          adjusted NIS       into $ millions

CASH FLOWS FROM OPERATING ACTIVITIES                 108.4                78.1                17.6
CASH FLOWS FROM INVESTING ACTIVITIES                 (33.9)              (18.1)               (4.1)
CASH FLOWS FROM FINANCING ACTIVITIES                (106.9)               (6.0)               (1.4)
BALANCE AT BEGINNING OF PERIOD                        62.5                11.3                 2.5
                                                      ----                ----                 ---
BALANCE AT END OF PERIOD                              30.1                65.3                14.7

